UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41737

Lifezone Metals Limited

NYSE ticker symbol “LZM”

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On August 19, 2024, Lifezone Metals Limited (the “Company”) announced the financial results for the six months ended June 30, 2024. A copy of that announcement is furnished as Exhibit 99.1 to this report on Form 6-K.

A copy of the Company’s Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2024, and for the six-month periods ending June 30, 2024, and June 30, 2023, are attached as Exhibit 99.2 to this report on Form 6-K. Exhibit 99.2 includes the Company’s management’s discussion and analysis of financial condition and results of operations for the period ended June 30, 2024.

The information in the attached Exhibits 99.2 and 99.2 shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-272865 and 333-281189) and Form S-8 (File No. 333-274449) and the related prospectuses, respectively as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 91.3 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated, titled “Lifezone Metals Operations Update and Half-Year 2024 Financial Results.”
99.2	Unaudited Condensed Consolidated Interim Financial Statements of Lifezone Metals Limited for the six months ended June 30, 2024.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: August 19, 2024	By:	/s/ Ingo Hofmaier
	Name:	Ingo Hofmaier
	Title:	Chief Financial Officer

3